As filed with the Securities and Exchange Commission on January 12, 2016

File Nos. 333-160595

811-22311

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933	☒
Post-Effective Amendment No. 86

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940	☒

Amendment No. 88

SCHWAB STRATEGIC TRUST

(Exact Name of Registrant as Specified in Charter)

211 Main Street, San Francisco, California 94105

(Address of Principal Executive Offices) (Zip code)

(800) 648-5300

(Registrant’s Telephone Number, including Area Code)

Marie Chandoha

211 Main Street, San Francisco, California 94105

(Name and Address of Agent for Service)

Copies of communications to:

David J. Lekich, Esq.	Douglas P. Dick, Esq.
Charles Schwab Investment Management, Inc.	Dechert LLP
211 Main Street	1900 K Street, N.W.
SF211MN-05-491	Washington, D.C. 20006
San Francisco, CA 94105

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d).

EXPLANATORY NOTE

This Post-Effective Amendment consists of the following:

1. Facing Sheet of the Registration Statement on Form N-1A (the Registration Statement).

2. This explanatory note.

3. Part C to the Registration Statement (including signature page).

4. Exhibits (j)(2), (j)(3), (j)(4), (j)(5), (j)(6), (j)(7), (j)(8), (j)(10), (j)(11), (j)(12), (j)(13) and (j)(14) to Item 28 to Part C of the Registration Statement.

This Post-Effective Amendment is being filed solely to file new Powers of Attorney for the Trustees of the Trust and the Chief Financial Officer of the Trust (exhibits (j)(2), (j)(3), (j)(4), (j)(5), (j)(6), (j)(7), (j)(8), (j)(10), (j)(11), (j)(12), (j)(13) and (j)(14)) to Item 28 to Part C of the Registration Statement.

Parts A and B of Post-Effective Amendment No. 85 to the Registration Statement filed on December 28, 2015, pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the 1933 Act), as amended or supplemented to date pursuant to Rule 497 under the 1933 Act, are incorporated by reference herein.

PART C: OTHER INFORMATION
ITEM 28.	EXHIBITS
(a)(1)	Certificate of Trust, dated January 27, 2009, of Schwab Strategic Trust (the Registrant or the Trust) is incorporated by reference to Exhibit (a)(1) of the Registrant’s Registration Statement, filed July 15, 2009.

(a)(2)	Registrant’s Amended and Restated Agreement and Declaration of Trust, dated October 12, 2009, is incorporated by reference to Exhibit (a)(3) of Pre-Effective Amendment No. 2 of the Registrant’s Registration Statement, filed October 27, 2009 (hereinafter referred to as Pre-Effective Amendment No. 2).

(b)	Registrant’s By-Laws, dated January 26, 2009, is incorporated by reference to Exhibit (b) of the Registrant’s Registration Statement, filed July 15, 2009.

(c)	Reference is made to Article 5 of the Registrant’s Agreement and Declaration of Trust.

(d)(1)	Advisory Agreement between the Registrant and Charles Schwab Investment Management, Inc., dated October 12, 2009, is incorporated by reference to Exhibit (d) of Post-Effective Amendment No. 1 of the Registrant’s Registration Statement, filed April 21, 2010 (hereinafter referred to as PEA No. 1).

(d)(2)	Amendment No. 1, dated July 26, 2010, to the Advisory Agreement between the Registrant and Charles Schwab Investment Management, Inc., dated October 12, 2009, is incorporated by reference to Exhibit (d)(2) of Post-Effective Amendment No. 3 of the Registrant's Registration Statement, filed July 23, 2010 (hereinafter referred to as PEA No. 3).

(d)(3)	Amendment No. 2, dated December 17, 2010, to the Advisory Agreement between the Registrant and Charles Schwab Investment Management, Inc., dated October 12, 2009, is incorporated by reference to Exhibit (d)(3) of Post-Effective Amendment No. 7 of the Registrant’s Registration Statement, filed April 15, 2011 (hereinafter referred to as PEA No. 7).

(d)(4)	Amendment No. 3, dated July 1, 2011, to the Advisory Agreement between the Registrant and Charles Schwab Investment Management, Inc., dated October 12, 2009, is incorporated by reference to Exhibit (d)(4) of Post-Effective Amendment No. 12 of the Registrant’s Registration Statement, filed July 8, 2011 (hereinafter referred to as PEA No. 12).

(d)(5)	Amendment No. 4, dated October 1, 2011, to the Advisory Agreement between the Registrant and Charles Schwab Investment Management, Inc., dated October 12, 2009, is incorporated by reference to Exhibit (d)(5) of Post-Effective Amendment No. 17 of the Registrant’s Registration Statement, filed October 14, 2011 (hereinafter referred to as PEA No. 17).

(d)(6)	Amendment No. 5, dated September 20, 2012, to the Advisory Agreement between the Registrant and Charles Schwab Investment Management, Inc., dated October 12, 2009, is incorporated by reference to Exhibit (d)(6) of Post-Effective Amendment No. 27 of the Registrant’s Registration Statement, filed on November 21, 2012 (hereinafter referred to as PEA No. 27).

(d)(7)	Amendment No. 6, dated March 11, 2013, to the Advisory Agreement between the Registrant and Charles Schwab Investment Management, Inc., dated October 12, 2009, is incorporated by reference to Exhibit (d)(7) of Post-Effective Amendment No. 35 of the Registrant’s Registration Statement, filed on April 26, 2013 (hereinafter referred to as PEA No. 35).

(d)(8)	Amendment No. 7, dated August 8, 2013, to the Advisory Agreement between the Registrant and Charles Schwab Investment Management, Inc., dated October 12, 2009, is incorporated by reference to Exhibit (d)(8) of Post-Effective Amendment No. 46 of the Registrant’s Registration Statement, filed on August 8, 2013 (hereinafter referred to as PEA No. 46).

(d)(9)	Amendment No. 8, dated March 5, 2014, to the Advisory Agreement between the Registrant and Charles Schwab Investment Management, Inc., dated October 12, 2009, is incorporated herein by reference to Exhibit (d)(9) of Post-Effective Amendment No. 68 of the Registrant’s Registration Statement, filed on April 25, 2014 (hereinafter referred to as PEA No. 68).

(d)(10)	Amendment No. 9, dated April 18, 2014, to the Advisory Agreement between the Registrant and Charles Schwab Investment Management, Inc., dated October 12, 2009, is incorporated herein by reference to Exhibit (d)(10) of PEA No. 68.

ITEM 28.	EXHIBITS
(d)(11)	Form of Amendment No. 10 to the Advisory Agreement between the Registrant and Charles Schwab Investment Management, Inc., dated October 12, 2009, is incorporated by reference to Exhibit (d)(11) of Post-Effective Amendment No. 77 of the Registrant’s Registration Statement, filed on September 5, 2014, (hereinafter referred to as PEA No. 77).

(d)(12)	Amendment No. 10, dated February 24, 2015, to the Advisory Agreement between the Registrant and Charles Schwab Investment Management, Inc., dated October 12, 2009, is incorporated by reference to Exhibit (d)(12) of Post-Effective Amendment No. 81 of the Registrant’s Registration Statement, filed on April 24, 2015 (hereinafter referred to as PEA No. 81).

(d)(13)	Amendment No. 11, dated March 4, 2015, to the Advisory Agreement between the Registrant and Charles Schwab Investment Management, Inc., dated October 12, 2009, is incorporated by reference to Exhibit (d)(13) of PEA No. 81.

(d)(14)	Amendment No. 12, dated November 12, 2015, to the Advisory Agreement between the Registrant and Charles Schwab Investment Management, Inc., dated October 12, 2009, is incorporated by reference to Exhibit (d)(14) of Post-Effective Amendment No. 85 of the Registrant’s Registration Statement, filed on December 28, 2015 (hereinafter referred to as PEA No. 85).

(d)(15)	Amendment No. 13, dated November 17, 2015, to the Advisory Agreement between the Registrant and Charles Schwab Investment Management, Inc., dated October 12, 2009, is incorporated by reference to Exhibit (d)(15) of PEA No. 85.

(e)(1)	Distribution Agreement between the Registrant and SEI Investments Distribution Co. is incorporated by reference to Exhibit (e) of PEA No. 1.

(e)(2)	Amendment No. 1, dated July 26, 2010, to Distribution Agreement between the Registrant and SEI Investments Distribution Co., dated October 12, 2009, is incorporated by reference to Exhibit (e)(2) of PEA No. 3.

(e)(3)	Amendment No. 2, dated December 17, 2010, to Distribution Agreement between the Registrant and SEI Investments Distribution Co., dated October 12, 2009, is incorporated by reference to Exhibit (e)(3) of PEA No. 7.

(e)(4)	Amendment No. 3, dated July 1, 2011, to the Distribution Agreement between the Registrant and SEI Investments Distribution Co., dated October 12, 2009, is incorporated by reference to Exhibit (e)(4) of PEA No. 12.

(e)(5)	Amendment No. 4, dated October 1, 2011, to the Distribution Agreement between the Registrant and SEI Investments Distribution Co., dated October 12, 2009, is incorporated by reference to Exhibit (e)(5) of PEA No. 17.

(e)(6)	Amendment No. 5, dated August 8, 2013, to the Distribution Agreement between the Registrant and SEI Investments Distribution Co., dated October 12, 2009, is incorporated by reference to Exhibit (e)(6) of PEA No. 46.

(e)(7)	Form of Amendment No. 6 to the Distribution Agreement between the Registrant and SEI Investments Distribution Co., dated October 12, 2009, is incorporated by reference to Exhibit (e)(7) of PEA No. 77.

(f)	Not applicable.

(g)(1)	Custodian Agreement between the Registrant and State Street Bank and Trust Company, dated October 17, 2005, is incorporated by reference to Exhibit (g)(1) of Pre-Effective Amendment No. 1 of Registrant’s Registration Statement, filed October 7, 2009 (hereinafter referred to as Pre-Effective Amendment No. 1).

(g)(2)	Amendment, dated October 8, 2009, to the Custodian Agreement between the Registrant and State Street Bank and Trust Company, dated October 17, 2005 is incorporated by reference to Exhibit (g)(2) of PEA No. 1.

(g)(3)	Amendment, dated July 26, 2010, to the Custodian Agreement between the Registrant and State Street Bank and Trust Company, dated October 17, 2005, filed September 24, 2010 (hereafter referred to as PEA No. 4) is incorporated by reference to Exhibit (g)(3) of PEA No. 4.

(g)(4)	Amendment, dated December 17, 2010, to the Custodian Agreement between the Registrant and State Street Bank and Trust Company, dated October 17, 2005, is incorporated by reference to Exhibit (g)(4) of PEA No. 7.

(g)(5)	Amendment, dated July 1, 2011, to the Custodian Agreement between the Registrant and State Street Bank and Trust Company, dated October 17, 2005, is incorporated by reference to Exhibit (g)(5) of PEA No. 12.

(g)(6)	Amendment, dated October 1, 2011, to the Custodian Agreement between the Registrant and State Street Bank and Trust Company, dated October 17, 2005, is incorporated by reference to Exhibit (g)(6) of PEA No. 17.

(g)(7)	Amendment, dated July 8, 2013, to the Custodian Agreement between the Registrant and State Street Bank and Trust Company, dated October 17, 2005, is incorporated by reference to Exhibit (g)(7) of Post-Effective Amendment No. 56 of the Registrant’s Registration Statement, filed on December 26, 2013, (hereinafter referred to as PEA No. 56).

ITEM 28.	EXHIBITS
(g)(8)	Form of Amendment to the Custodian Agreement between the Registrant and State Street Bank and Trust Company, dated October 17, 2005, is incorporated by reference to Exhibit (g)(8) of PEA No. 77.

(h)(1)	Administration Agreement between the Registrant and Charles Schwab Investment Management, Inc, dated October 12, 2009, is incorporated by reference to Exhibit (h)(1) of Pre-Effective Amendment No. 1.

(h)(1)(a)	Amendment No. 1, dated July 26, 2010, to the Administration Agreement between the Registrant and Charles Schwab Investment Management, Inc., dated October 12, 2009, is incorporated by reference to Exhibit (h)(8) of PEA No. 3.

(h)(1)(b)	Amendment No. 2, dated December 17, 2010, to the Administration Agreement between the Registrant and Charles Schwab Investment Management, Inc., dated October 12, 2009, is incorporated by reference to Exhibit (h)(1)(b) of PEA No. 7.

(h)(1)(c)	Amendment No. 3, dated July 1, 2011, to the Administration Agreement between the Registrant and Charles Schwab Investment Management, Inc., dated October 12, 2009, is incorporated by reference to Exhibit (h)(1)(c) of PEA No. 12.

(h)(1)(d)	Amendment No. 4, dated October 1, 2011, to the Administration Agreement between the Registrant and Charles Schwab Investment Management, Inc., dated October 12, 2009, is incorporated by reference to Exhibit (h)(1)(d) of PEA No. 17.

(h)(1)(e)	Amendment No. 5, dated August 8, 2013, to the Administration Agreement between the Registrant and Charles Schwab Investment Management, Inc., dated October 12, 2009, is incorporated by reference to Exhibit (h)(1)(e) of PEA No. 46.

(h)(1)(f)	Form of Amendment No. 6 to the Administration Agreement between the Registrant and Charles Schwab Investment Management, Inc., dated October 12, 2009, is incorporated by reference to Exhibit (h)(1)(f) of PEA No. 77.

(h)(2)	Transfer Agency Agreement between the Registrant and State Street Bank and Trust Company, dated October 8, 2009, is incorporated by reference to Exhibit (h)(2) of Pre-Effective Amendment No. 1.

(h)(2)(a)	Amendment, dated July 26, 2010, to the Transfer Agency Agreement between the Registrant and State Street Bank and Trust Company, dated October 8, 2009, filed September 24, 2010 is incorporated by reference to Exhibit (h)(9) of PEA No. 4.

(h)(2)(b)	Amendment, dated December 17, 2010, to the Transfer Agency Agreement between the Registrant and State Street Bank and Trust Company, dated October 8, 2009, is incorporated by reference to Exhibit (h)(2)(b) of PEA No. 7.

(h)(2)(c)	Amendment, dated July 1, 2011, to the Transfer Agency Agreement between the Registrant and State Street Bank and Trust Company, dated October 8, 2009, is incorporated by reference to Exhibit (h)(2)(c) of PEA No. 12.

(h)(2)(d)	Amendment, dated October 1, 2011, to the Transfer Agency Agreement between the Registrant and State Street Bank and Trust Company, dated October 8, 2009, is incorporated by reference to Exhibit (h)(2)(d) of PEA No. 17.

(h)(2)(e)	Amendment, dated July 8, 2013, to the Transfer Agency Agreement between the Registrant and State Street Bank and Trust Company, dated October 8, 2009, is incorporated by reference to Exhibit (h)(2)(e) of PEA No. 56.

(h)(2)(f)	Form of Amendment to the Transfer Agency Agreement between the Registrant and State Street Bank and Trust Company, dated October 8, 2009, is incorporated by reference to Exhibit (h)(2)(f) of PEA No. 77.

(h)(3)	Authorized Participant Agreement is incorporated by reference to Exhibit (h)(3) of Pre-Effective Amendment No. 1.

(h)(4)	Master Fund Accounting and Services Agreement between the Registrant and State Street Bank and Trust Company, dated October 1, 2005, is incorporated by reference to Exhibit (h)(4) of Pre-Effective Amendment No. 1.

(h)(4)(a)	Amendment, dated October 8, 2009, to the Master Fund Accounting and Services Agreement between the Registrant and State Street Bank and Trust Company, dated October 1, 2005, is incorporated by reference to Exhibit (h)(5) of PEA No. 1.

(h)(4)(b)	Amendment, dated July 26, 2010, to the Master Fund Accounting and Services Agreement between the Registrant and State Street Bank and Trust Company, dated October 1, 2005, filed September 24, 2010 is incorporated by reference to Exhibit (g)(10) of PEA No. 4.

(h)(4)(c)	Amendment, dated December 17, 2010, to the Master Fund Accounting and Services Agreement between the Registrant and State Street Bank and Trust Company, dated October 1, 2005, is incorporated by reference to Exhibit (h)(4)(c) of PEA No. 7.

(h)(4)(d)	Amendment, dated July 1, 2011, to the Master Fund Accounting and Services Agreement between the Registrant and State Street Bank and Trust Company, dated October 1, 2005, is incorporated by reference to Exhibit (h)(4)(d) of PEA No. 12.

ITEM 28.	EXHIBITS

(h)(4)(e)	Amendment, dated October 1, 2011, to the Master Fund Accounting and Services Agreement between the Registrant and State Street Bank and Trust Company, dated October 1, 2005, is incorporated by reference to Exhibit (h)(4)(e) of PEA No. 17.

(h)(4)(f)	Amendment, dated July 8, 2013, to the Master Fund Accounting and Services Agreement between the Registrant and State Street Bank and Trust Company, dated October 1, 2005, is incorporated by reference to Exhibit (h)(4)(f) of PEA No. 56.

(h)(4)(g)	Form of Amendment to the Master Fund Accounting and Services Agreement between the Registrant and State Street Bank and Trust Company, dated October 1, 2005, is incorporated by reference to Exhibit (h)(4)(g) of PEA No. 77.

(h)(5)	Sub-Administration Agreement between the Charles Schwab Investment Management, Inc. and State Street Bank and Trust Company, dated October 1, 2005, is incorporated by reference to Exhibit (h)(6) of Pre-Effective Amendment No. 1.

(h)(5)(a)	Amendment, dated October 8, 2009, to the Sub-Administration Agreement between the Charles Schwab Investment Management Company, Inc. and State Street Bank and Trust Company, dated October 1, 2005, is incorporated by reference to Exhibit (h)(7) of PEA No. 1.

(h)(5)(b)	Amendment, dated July 26, 2010 to the Sub-Administration Agreement between the Charles Schwab Investment Management Company, Inc. and State Street Bank and Trust Company, dated October 1, 2005, filed September 24, 2010 is incorporated by reference to Exhibit (g)(11) of PEA No. 4.

(h)(5)(c)	Amendment, dated December 17, 2010, to the Sub-Administration Agreement between the Charles Schwab Investment Management Company, Inc. and State Street Bank and Trust Company, dated October 1, 2005, is incorporated by reference to Exhibit (h)(5)(c) of PEA No. 7.

(h)(5)(d)	Amendment, dated July 1, 2011, to the Sub-Administration Agreement between the Charles Schwab Investment Management Company, Inc. and State Street Bank and Trust Company, dated October 1, 2005, is incorporated by reference to Exhibit (h)(5)(d) of PEA No. 12.

(h)(5)(e)	Amendment, dated October 1, 2011, to the Sub-Administration Agreement between the Charles Schwab Investment Management Company, Inc. and State Street Bank and Trust Company, dated October 1, 2005, is incorporated by reference to Exhibit (h)(5)(e) of PEA No. 17.

(h)(5)(f)	Amendment to the Sub-Administration Agreement between the Charles Schwab Investment Management Company, Inc. and State Street Bank and Trust Company, dated October 1, 2005, is incorporated by reference to Exhibit (h)(5)(f) of PEA No. 56.

(h)(5)(g)	Form of Amendment to the Sub-Administration Agreement between the Charles Schwab Investment Management Company, Inc. and State Street Bank and Trust Company, dated October 1, 2005, is incorporated by reference to Exhibit (h)(5)(g) of PEA No. 77.

(i)	Not applicable.

(j)(1)	Not applicable.

(j)(2)	Power of Attorney executed by Walter W. Bettinger II, dated January 1, 2016 is filed herein as Exhibit (j)(2).

(j)(3)	Power of Attorney executed by Marie A. Chandoha, dated January 1, 2016 is filed herein as Exhibit (j)(3).

(j)(4)	Power of Attorney executed by Joseph R. Martinetto, dated January 1, 2016 is filed herein as Exhibit (j)(4).

(j)(5)	Power of Attorney executed by Robert W. Burns, dated January 1, 2016 is filed herein as Exhibit (j)(5).

(j)(6)	Power of Attorney executed by John F. Cogan, dated January 1, 2016 is filed herein as Exhibit (j)(6).

(j)(7)	Power of Attorney executed by Stephen Timothy Kochis, dated January 1, 2016 is filed herein as Exhibit (j)(7).

(j)(8)	Power of Attorney executed by David L. Mahoney, dated January 1, 2016 is filed herein as Exhibit (j)(8).

(j)(9)	Reserved.

(j)(10)	Power of Attorney executed by Kimberly S. Patmore, dated January 1, 2016 is filed herein as Exhibit (j)(10).

(j)(11)	Power of Attorney executed by Charles A. Ruffel, dated January 1, 2016 is filed herein as Exhibit (j)(11).

(j)(12)	Power of Attorney executed by Gerald B. Smith, dated January 1, 2016 is filed herein as Exhibit (j)(12).

ITEM 28.	EXHIBITS
(j)(13)	Power of Attorney executed by Joseph H. Wender, dated January 1, 2016 is filed herein as Exhibit (j)(13).

(j)(14)	Power of Attorney executed by Mark D. Fischer, dated January 1, 2016 is filed herein as Exhibit (j)(14).

(k)	Not applicable.

(l)	None.

(m)	Not applicable.

(n)	Not applicable.

(o)	Not applicable.

(p)(1)	Joint Code of Ethics for the Registrant and Charles Schwab Investment Management, Inc., dated June 14, 2013 is incorporated by reference to Exhibit (p)(1) of Post-Effective Amendment No. 41 of the Registrant’s Registration Statement, filed June 24, 2013 (hereinafter referred to as PEA No. 41).

(p)(2)	Code of Ethics of SEI Investments Distribution Co., dated September 1, 2015, is incorporated by reference to Exhibit (p)(2) of PEA No. 85.
ITEM 29.        PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE REGISTRANT.
The Board of Trustees of the Registrant is identical to the boards of trustees of The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust, Schwab Annuity Portfolios and Laudus Trust. Each such trust has Charles Schwab Investment Management, Inc. as its investment adviser. In addition, the officers of the Registrant are also identical to those of each such other trust, with the exception of the Chief Legal Officer and Secretary/Clerk. Certain of the trustees and officers of the Registrant also serve on the board of trustees or as officers of Laudus Institutional Trust, as applicable. As a result, the above-named trusts may be deemed to be under common control with the Registrant. Nonetheless, the Registrant takes the position that it is not under common control with such other trusts because the power residing in the respective trusts’ boards and officers arises as a result of an official position with each such trust.
ITEM 30.        INDEMNIFICATION.
Reference is made to Article VII of Registrant’s Amended and Restated Agreement and Declaration of Trust (Exhibit (a)(2) filed October 27, 2009) and Article 11 of Registrant’s By-Laws (Exhibit (b) filed July 15, 2009).
Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the Act), may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
ITEM 31.        BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER.
The Registrant’s investment adviser, Charles Schwab Investment Management, Inc. (CSIM), a Delaware corporation, organized in October 1989, also serves as the investment manager to Laudus Trust, Schwab Capital Trust, The Charles Schwab Family of Funds, Schwab Investments, and Schwab Annuity Portfolios, each an open-end, management investment company. The principal place of business of the investment adviser is 211 Main Street, San Francisco, CA 94105. The only business in which the investment adviser engages is that of investment adviser and administrator to Schwab Capital Trust, The Charles Schwab Family of Funds, Schwab Investments, Schwab Annuity Portfolios and any other investment companies that Schwab may sponsor in the future, investment adviser to the Registrant and Laudus Trust and an investment adviser to certain non-investment company clients.
The business, profession, vocation or employment of a substantial nature in which each director and/or senior or executive officer of CSIM is or has been engaged during the past two fiscal years is listed below. The name of any company for which any director and/or senior or executive officer of the investment adviser serves as director, officer, employee, partner or trustee is also listed below.
Name and Position with Adviser	Name of Other Company	Capacity
Charles R. Schwab, Chairman and Director	Charles Schwab & Co., Inc.	Chairman and Director

Name and Position with Adviser	Name of Other Company	Capacity
	Charles Schwab Bank	Chairman and Director
	The Charles Schwab Corporation	Chairman and Director
	Schwab Holdings, Inc.	Chairman, Chief Executive Officer and Director
	Schwab International Holdings, Inc.	Chairman and Chief Executive Officer
	Schwab (SIS) Holdings, Inc. I	Chairman and Chief Executive Officer
	Charles Schwab Foundation	Director
	JustAnswer Corp.	Director
	Museum of American Finance	Advisory Board
	San Francisco Museum of Modern Art	Board of Trustees
	Charles and Helen Schwab Foundation	Director
	Yahoo! Inc.	Director

Marie Chandoha, Director, President and Chief Executive Officer	Schwab Funds	Trustee, President and Chief Executive Officer
	Laudus Funds	Trustee, President and Chief Executive Officer
	Schwab ETFs	Trustee, President and Chief Executive Officer
	Charles Schwab Worldwide Funds, plc	Director
	Charles Schwab Asset Management (Ireland) Limited	Director

Omar Aguilar, Senior Vice President and Chief Investment Officer – Equities	Schwab Funds	Senior Vice President and Chief Investment Officer – Equities
	Laudus Funds	Senior Vice President and Chief Investment Officer – Equities
	Schwab ETFs	Senior Vice President and Chief Investment Officer – Equities

Brett Wander, Senior Vice President and Chief Investment Officer – Fixed Income	Schwab Funds	Senior Vice President and Chief Investment Officer – Fixed Income
	Laudus Funds	Senior Vice President and Chief Investment Officer – Fixed Income
	Schwab ETFs	Senior Vice President and Chief Investment Officer – Fixed Income

David Lekich, Chief Counsel and Senior Vice President	Charles Schwab & Co., Inc.	Senior Vice President and Associate General Counsel
	Schwab Funds	Secretary and Chief Legal Officer
	Laudus Funds	Vice President and Assistant Clerk
	Schwab ETFs	Secretary and Chief Legal Officer

Michael Hogan, Chief Compliance Officer	Schwab Funds	Chief Compliance Officer
	Schwab ETFs	Chief Compliance Officer
	Laudus Funds	Chief Compliance Officer

Name and Position with Adviser	Name of Other Company	Capacity
	Charles Schwab & Co., Inc.	Senior Vice President and Chief Compliance Officer

George Pereira, Senior Vice President, Chief Financial Officer and Chief Operating Officer	Schwab Funds	Senior Vice President and Chief OperatingOfficer
	Laudus Funds	Senior Vice President and Chief OperatingOfficer
	Schwab ETFs	Senior Vice President and Chief OperatingOfficer
	Charles Schwab Worldwide Funds, plc	Director
	Charles Schwab Asset Management (Ireland) Limited	Director
ITEM 32.        PRINCIPAL UNDERWRITER:
(a) SEI Investments Distribution Co. (the Distributor) is the principal underwriter of the Trust.
The Distributor acts as distributor for:
SEI Daily Income Trust
SEI Liquid Asset Trust
SEI Tax Exempt Trust
SEI Institutional Managed Trust
SEI Institutional International Trust
SEI Institutional Investments Trust
The Advisors’ Inner Circle Fund
The Advisors’ Inner Circle Fund II
Bishop Street Funds
SEI Asset Allocation Trust
City National Rochdale Funds (formerly CNI Charter Funds)
Causeway Capital Management Trust
ProShares Trust
Community Capital Trust (formerly Community Reinvestment Act Qualified Investment Fund)
TD Asset Management USA Funds
SEI Structured Credit Fund, LP
Wilshire Mutual Funds, Inc.
Wilshire Variable Insurance Trust
Global X Funds
ProShares Trust II
Exchange Traded Concepts Trust (formerly FaithShares Trust)
Schwab Strategic Trust
RiverPark Funds
Adviser Managed Trust
Huntington Strategy Shares

New Covenant Funds
Cambria ETF Trust
Highland Funds I (formerly Pyxis Funds I)
KraneShares Trust
LocalShares Investment Trust
SEI Insurance Products Trust
KP Funds
The Advisors’ Inner Circle Fund III
J.P. Morgan Exchange-Traded Fund Trust
O’Connor EQUUS
Winton Series Trust
SEI Catholic Values Trust
SEI Hedge Fund SPC
SEI Energy Debt Fund
Winton Diversified Opportunities Fund
(b) Information with respect to each director, officer or partner of each principal underwriter is as follows. Unless otherwise noted, the business address of each director or officer is 1 Freedom Valley Drive, Oaks, PA 19456.
Name	Position and Office with Underwriter	Positions and Offices with Registrant
William M. Doran	Director	None
Edward D. Loughlin	Director	None
Wayne M. Withrow	Director	None
Kevin Barr	Director, President & Chief Executive Officer	None
Maxine Chou	Chief Financial Officer, Chief Operations Officer, & Treasurer	None
Karen LaTourette	Chief Compliance Officer,	None
Anti-Money Laundering Officer & Assistant Secretary
John C. Munch	General Counsel & Secretary	None
Mark J. Held	Senior Vice President	None
Lori L. White	Vice President &Assistant Secretary	None
John P. Coary	Vice President & Assistant Secretary	None
Robert Silvestri	Vice President	None
Judith A. Hirx	Vice President	None
Jason McGhin	Vice President	None
Gary Michael Reese	Vice President	None
(c) None.
ITEM 33.        LOCATION OF ACCOUNTS AND RECORDS.
All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act, as amended, and the Rules thereunder will be maintained at the offices of:
1)	Schwab Strategic Trust, 211 Main Street, San Francisco, CA 94105
2)	Charles Schwab Investment Management, Inc., 211 Main Street, San Francisco, CA 94105
3)	Principal Underwriter — SEI Investments Distribution Co., 1 Freedom Valley Drive, Oaks, PA 19456

4)	Custodian — State Street Bank and Trust Company, One Lincoln Street, Boston, MA 02111
5)	Transfer Agent — State Street Bank and Trust Company, One Lincoln Street, Boston, MA 02111
ITEM 34.        MANAGEMENT SERVICES.
None.
ITEM 35.        UNDERTAKINGS.
Not applicable.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended (the 1933 Act), and the Investment Company Act of 1940, as amended, Registrant has duly caused this Post-Effective Amendment No. 86 to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Washington in the District of Columbia, on the 12th day of January, 2016.
SCHWAB STRATEGIC TRUST
Registrant

Marie A. Chandoha*
Marie A. Chandoha, President and Chief Executive Officer
Pursuant to the requirements of the 1933 Act, this Post-Effective Amendment No. 86 to Registrant’s Registration Statement on Form N-1A has been signed below by the following persons in the capacities indicated this 12th day of January, 2016.
Signature	Title
Walter W. Bettinger II* Walter W. Bettinger II	Chairman and Trustee
Marie A. Chandoha* Marie A. Chandoha	Trustee, President and Chief Executive Officer
Joseph R. Martinetto* Joseph R. Martinetto	Trustee
Robert W. Burns* Robert W. Burns	Trustee
John F. Cogan* John F. Cogan	Trustee
Stephen Timothy Kochis* Stephen Timothy Kochis	Trustee
David L. Mahoney* David L. Mahoney	Trustee
Kimberly S. Patmore* Kimberly S. Patmore	Trustee
Charles A. Ruffel* Charles A. Ruffel	Trustee
Gerald B. Smith* Gerald B. Smith	Trustee
Joseph H. Wender* Joseph H. Wender	Trustee
Mark D. Fischer* Mark D. Fischer	Treasurer and Chief Financial Officer

*By:	/s/ Douglas P. Dick Douglas P. Dick, Attorney-in-Fact Pursuant to Power of Attorney

EXHIBIT INDEX
Exhibit (j)(2)	Power of Attorney for Walter W. Bettinger II
Exhibit (j)(3)	Power of Attorney for Marie A. Chandoha
Exhibit (j)(4)	Power of Attorney for Joseph R. Martinetto
Exhibit (j)(5)	Power of Attorney for Robert W. Burns
Exhibit (j)(6)	Power of Attorney for John F. Cogan
Exhibit (j)(7)	Power of Attorney for Stephen Timothy Kochis
Exhibit (j)(8)	Power of Attorney for David L. Mahoney
Exhibit (j)(10)	Power of Attorney for Kimberly S. Patmore
Exhibit (j)(11)	Power of Attorney for Charles A. Ruffel
Exhibit (j)(12)	Power of Attorney for Gerald B. Smith
Exhibit (j)(13)	Power of Attorney for Joseph H. Wender
Exhibit (j)(14)	Power of Attorney for Mark D. Fischer